                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                               THERMO SENTRON INC.
                            (Name of Subject Company)

                            SENTRON ACQUISITION, INC.
                                    (Offeror)

                                   CORPAK INC.
                                   (Offeror)

                                 THERMEDICS INC.
                                   (Offeror)

                          THERMO ELECTRON CORPORATION
                                   (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                CUSIP 883593 10 5
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                             -----------------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $31,834,396.00     Amount of Filing Fee(2): $6,366.88
--------------------

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                     Not applicable
         Form or Registration No.:                   Not applicable
         Filing Party:                               Not applicable
         Date Filed:                                 Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [X]      going-private transaction subject to Rule 13e-3.

         [X]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                            SCHEDULE 13D INFORMATION
         -----------------------------------------------------------------------

         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Thermo Electron Corporation
                  IRS No. 04-2209186
         -----------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP*     (a) [ ]
                                                                         (b) [X]
         -----------------------------------------------------------------------

         3.       SEC USE ONLY
         -----------------------------------------------------------------------

         4.       SOURCE OF FUNDS*

                  WC
         -----------------------------------------------------------------------

         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     [ ]
         -----------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Delaware
         -----------------------------------------------------------------------

         NUMBER OF                  7.      SOLE VOTING POWER
         SHARES
         BENEFICIALLY                       8,171,157
         OWNED BY          _____________________________________________________
         EACH
         REPORTING                  8.      SHARED VOTING POWER
         PERSON WITH
                                            0
         -----------------------------------------------------------------------

         9.       SOLE DISPOSITIVE POWER

                  8,171,157
         -----------------------------------------------------------------------

         10.      SHARED DISPOSITIVE POWER

                  0
         -----------------------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,171,157
         -----------------------------------------------------------------------

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                             [ ]
         -----------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  86.6%
         -----------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON*

                  CO
         -----------------------------------------------------------------------

         This Tender Offer Statement on Schedule TO relates to the offer by Sentron Acquisition, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Thermedics Inc., a Massachusetts corporation ("Thermedics"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Thermo Sentron Inc., a Delaware corporation (the "Company"), at a purchase price of $15.50 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 3, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit 12(a)(2). The information in the Offer to Purchase under the captions "Summary", "Introduction", "Special Factors", "The Tender Offer", "Certain Federal Income Tax Consequences", "Price Range Of The Shares; Dividends", "Certain Information Concerning The Company", "Certain Information Concerning The Purchaser, Corpak, Thermedics And Thermo Electron", "Source And Amount Of Funds" and "Fees And Expenses" and Schedules I, II and III to the Offer to Purchase are incorporated herein by reference as set forth below.

ITEM 1.   SUMMARY TERM SHEET.

         See the section of the Offer to Purchase captioned "Summary".

ITEM 2.   SUBJECT COMPANY INFORMATION.

         (a) See the section of the Offer to Purchase captioned "Certain Information Concerning The Company".

         (b) See the section of the Offer to Purchase captioned "Introduction".

         (c) See the section of the Offer to Purchase captioned "Price Range Of The Shares; Dividends".

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser, Corpak, Thermedics And Thermo Electron" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser, Corpak, Thermedics And Thermo Electron").

         (b) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser, Corpak, Thermedics And Thermo Electron" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser, Corpak, Thermedics And Thermo Electron").

         (c) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser, Corpak, Thermedics And Thermo Electron" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser, Corpak, Thermedics And Thermo Electron").

ITEM 4.   TERMS OF THE TRANSACTION.

         (a) See the sections of the Offer to Purchase captioned "Summary", "Introduction", "Special Factors - The Merger", "Special Factors - Other Possible Purchases Of Shares", "The Tender Offer - Terms Of The Offer; Expiration Date", "The Tender Offer - Acceptance For Payment And Payment For Shares", "The Tender Offer - Procedures For Accepting The Offer And Tendering Shares", "The Tender Offer - Withdrawal Rights" and "Certain Federal Income Tax Consequences".

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) See the sections of the Offer to Purchase captioned "Special Factors - Conflicts Of Interest - Executive Officers And Directors of the Company" and "Certain Information Concerning The Purchaser, Corpak, Thermedics And Thermo Electron - Certain Transactions" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser, Corpak, Thermedics And Thermo Electron").

         (b) See the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger", "Special Factors - Conduct Of The Company's Business After The Offer And The Merger", "Certain Information Concerning The Purchaser, Corpak, Thermedics And Thermo Electron - Certain Transactions" and Schedule II to the Offer to Purchase ("Information
Concerning Transactions in the Common Stock of the Company").

ITEM 6.   PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) and (c)(1)-(7) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Background To The Offer And The Merger", "Special Factors - Purpose and Reasons For The Offer And The Merger", "Special Factors - The Merger", "Special Factors - Other Possible Purchases Of Shares", "Special Factors - Certain Effects Of The Offer And The Merger", "Special Factors - Conduct Of The Company's Business After The Offer And The Merger", "Special Factors - Conduct Of The Company's Business If The Offer Is Not Completed" and "The Merger; Appraisal Rights".

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) See the section of the Offer to Purchase captioned "Source And Amount Of Funds".

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) See the section of the Offer to Purchase captioned "Introduction" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser, Corpak, Thermedics And Thermo Electron").

         (b) See Schedule II to the Offer to Purchase("Information Concerning Transactions In The Common Stock Of The Company").

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) See the sections of the Offer to Purchase captioned "Introduction" and "Fees And Expenses".

ITEM 10.  FINANCIAL STATEMENTS.

         (a) The financial statements of the Purchaser, Corpak Inc., a Massachusetts corporation ("Corpak") and a wholly-owned subsidiary of Thermedics, Thermedics and Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), are not material to the Offer.

         (b) The pro forma financial statements of the Purchaser, Corpak, Thermedics and Thermo Electron are not material to the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

         (a)(1) None.

         (a)(2) See the sections of the Offer to Purchase captioned "Introduction", "The Tender Offer - Acceptance For Payment And Payment For Shares" and "The Tender Offer - Certain Legal Matters; Regulatory Approvals".

         (a)(3) See the section of offer to Purchase captioned "Certain Legal Matters; Regulatory Approvals".

         (a)(4) See the sections of the Offer to Purchase captioned "Special Factors - Certain Effects Of The Offer And The Merger".

         (a)(5) None.

         (b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.   EXHIBITS.

         (a)(1)   Offer to Purchase dated March 3, 2000.

         (a)(2)   Letter of Transmittal.

         (a)(3)   Notice of Guaranteed Delivery.

         (a)(4) Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

         (a)(6)   Summary Advertisement as published on March 3, 2000.

         (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(8) Press Release issued by Thermedics on January 31, 2000 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of Thermedics filed with the Commission on February 1, 2000).

         (a)(9) Press Release issued by Thermo Electron on January 31, 2000 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of Thermo Electron filed with the Commission on February 1, 2000).

         (a)(10)  Press Release issued by Thermedics on March 3, 2000.

         (b) Loan Agreement dated as of March 1, 2000 between Thermo Electron and Thermedics.

         (d)      None.

         (g)      Slide Presentation of Thermo Electron to Financial Analysts.

         (h)      None.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 2.  Subject Company Information.

                  (d) See the section of the Offer to Purchase captioned "Price Range Of The Shares; Dividends".

                  (e) See the section of the Offer to Purchase captioned "Certain Information Concerning The Company".

                  (f) See Schedule II to the Offer to Purchase ("Information Concerning Transactions In The Common Stock Of the Company").

         Item 4.  Terms of the Transaction.

                  (c)      None.

                  (d) See the section of the Offer to Purchase captioned "The Merger; Appraisal Rights".

                  (e) See the section of the Offer to Purchase captioned "Certain Information Concerning The Company".

                  (f)      Not applicable.

         Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

                  (c) See the sections of the Offer to Purchase captioned "Introduction" and "Special Factors - Background To The Offer And The Merger".

                  (e) See the sections of the Offer to Purchase captioned "Special Factors - The Merger" and "Source And Amount Of Funds".

         Item 6.  Purposes of the Transaction and Plans or Proposals

                  (b) See the section of the Offer to Purchase captioned "Special Factors - The Merger".

                  (c)(8) See the section of the Offer to Purchase captioned "Special Factors - Certain Effects Of The Offer And The Merger".

         Item 7.  Purposes, Alternatives, Reasons and Effects.

                  (a), (b) and (c)     See the sections of the Offer to Purchase
captioned "Introduction", "Special Factors - Background To The Offer And The Merger", "Special Factors - Purpose and Reasons For The Offer And The Merger" and "Special Factors - Position Of Thermedics And Thermo Electron As To
Fairness Of The Offer And The Merger".

                  (d) See the sections of the Offer to Purchase captioned "Special Factors - Certain Effects Of The Offer And The Merger", "Special Factors - Conduct Of The Company's Business After The Offer And The Merger", "Special Factors - Conduct Of The Company's Business If The Offer Is Not Completed", "Certain Federal Income Tax Consequences" and "The Merger; Appraisal Rights".

         Item 8.  Fairness of the Transaction.

                  (a), (b), (c), (d), (e) and (f)     See the sections of the
Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger", "Special Factors - Position Of Thermedics And Thermo Electron As To Fairness Of The Offer And The Merger", "Special Factors - Summary Of The Advisors' Analysis And Opinion", "Special Factors - Certain Projected Financial Data", "Special Factors - Other Possible Purchase Of Shares" and "Special Factors - The Merger."

         Item 9.  Reports, Opinions, Appraisals and Negotiations.

                  (a), (b) and (c)     See the sections of the Offer to Purchase
captioned "Special Factors - Summary Of The Advisors' Analysis And Opinion" and "Special Factors - Certain Projected Financial Data".

         Item 10.  Source and Amount of Funds or Other Consideration.

                  (c) See the section of the Offer to Purchase captioned "Fees And Expenses".

         Item 12.  The Solicitation or Recommendation.

                  (d) See the section of the Offer to Purchase captioned "Special Factors - Conflicts Of Interest".

                  (e) Except for the positions of the members of the Special Committee of the Board of Directors of the Company and the Boards of Directors of Thermo Electron and Thermedics as set forth in the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger" and "Special Factors - Position Of Thermedics And Thermo Electron As To Fairness Of The Offer And The Merger", the filing persons are not aware of any officer, director or affiliate of the Company or any person listed on Schedule I to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

         Item 13.  Financial Statements.

                  (a) (1) The audited consolidated financial statements of the Company as of and for the fiscal years ended January 2, 1999 and January 3, 1998 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1999 filed with the Securities and Exchange Commission (the "Commission") on March 15, 1999.

                           (2) The unaudited consolidated financial statements of the Company for the three and nine month fiscal periods ended October 2, 1999 are incorporated herein by reference to Item 1 ("Financial Statements") of Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999 filed with the Commission on November 5, 1999.

                           (3) See the section of the Offer to Purchase captioned "Certain Information Concerning the Company - Selected Consolidated Financial Information".

                  (b) Pro-forma financial statements of the Company are not material to the Offer.

         Item 14. Persons/Assets Retained, Employed, Compensated or Used.

                  (b)      None.

         Item 16. Exhibits.

                  (c) Opinion of J.P. Morgan Securities Inc. and The Beacon Group Capital Services, LLC dated January 29, 2000.

                  (f) Statement of Appraisal Right. See the section of the Offer to Purchase captioned "The Merger; Appraisal Rights".

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            SENTRON ACQUISITION, INC.


                                            By: /s/ John T. Keiser
                                               -----------------------------
                                                Name:  John T. Keiser
                                                Title: President

                                            CORPAK INC.


                                            By: /s/ Sandra L. Lambert
                                               -----------------------------
                                                Name:  Sandra L. Lambert
                                                Title: Clerk

                                            THERMEDICS INC.


                                            By: /s/ John T. Keiser
                                               -----------------------------
                                                Name:  John T. Keiser
                                                Title: President and Chief
                                                        Executive Officer

                                            THERMO ELECTRON CORPORATION


                                            By: /s/ Theo Melas-Kyriazi
                                               -----------------------------
                                                Name:  Theo Melas-Kyriazi
                                                Title: Vice President and Chief
                                                        Financial Officer


Date: March 3, 2000

                                 EXHIBIT INDEX


EXHIBIT                      DESCRIPTION
12(a)(1)                     Offer to Purchase dated March 3, 2000

12(a)(2)                     Letter of Transmittal

12(a)(3)                     Notice of Guaranteed Delivery

12(a)(4)                     Letter from the Dealer Managers to Brokers,
                             Dealers, Commercial Banks, Trust Companies and
                             Nominees

12(a)(5)                     Letter to Clients for use by Brokers, Dealers,
                             Commercial Banks, Trust Companies and Nominees

12(a)(6)                     Summary Advertisement as published on March 3, 2000

12(a)(7)                     Guidelines for Certification of Taxpayer
                             Identification Number on Substitute Form W-9

12(a)(8)                     Press Release issued by Thermedics on January 31,
                             2000 (incorporated herein by reference to
                             Exhibit 99 to the Current Report on Form 8-K of
                             Thermedics filed with the Commission on February 1,
                             2000)

12(a)(9)                     Press Release issued by Thermo Electron on January
                             31, 2000 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of
                             Thermo Electron filed with the Commission on February 1, 2000)

12(a)(10)                    Press Release issued by Thermedics on March 3, 2000

12(b)                        Loan Agreement dated as of March 1, 2000 between
                             Thermo Electron and Thermedics

12(c)                        Opinion of J.P. Morgan Securities Inc. and The
                             Beacon Group Capital Services, LLC dated January
                             29, 2000

12(d)                        Not applicable

12(e)                        Not applicable

12(f)                        Summary of Appraisal Rights (Included in Exhibit
                             12(a)(1) in the section captioned "The Merger;
                             Appraisal Rights")

12(g)                        Slide Presentation of Thermo Electron to Financial
                             Analysts

12(h)                        Not applicable